UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Diamond Management & Technology Consultants, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Employee Unvested Restricted Stock Units to be settled in Common Stock par value $0.001 per share

(Title of Class of Securities)

25269L106

(CUSIP Number of Class of Securities)

Steven R. Worth

General Counsel and Secretary

Diamond Management & Technology Consultants, Inc.

875 North Michigan Avenue, Suite 3000

Chicago, Illinois 60611

(312) 255-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Leland E. Hutchinson

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

(312) 558-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,436,633	$214

*	Calculated solely for purposes of determining the filing fee. This amount assumes that all 2,265,261 eligible unvested Restricted Stock Units that could be settled in shares of common stock of Diamond Management & Technology Consultants, Inc. will be exchanged pursuant to this offer for 1,812,211 shares of common stock valued at $3.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Diamond Management & Technology Consultants, Inc., a Delaware corporation (“Diamond”), to exchange up to 2,265,261 unvested employee Restricted Stock Units (Eligible RSUs) for shares of its common stock, par value $0.001 per share, at an exchange ratio of 0.80 shares per Eligible RSU, less any shares withheld to satisfy any applicable taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Exchange Restricted Stock Units for Common Stock dated February 5, 2009 (the “Offer to Exchange” or, the “Offer”), a copy of which is attached hereto as Exhibit 99.(a)(1). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Exchange is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange under the section entitled Summary Term Sheet is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Diamond Management & Technology Consultants, Inc., a Delaware corporation. The address of its principal executive office is 875 North Michigan Avenue, Suite 3000, Chicago, Illinois 60611, and its telephone number is (312) 255-5000. The information set forth in the Offer to Exchange under Section 10, Certain Information About Us, is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to the Offer to Exchange, pursuant to which Diamond is offering employees the opportunity to exchange 2,265,261 unvested Eligible RSUs for 1,812,211 shares of common stock representing an exchange ratio of 0.80 shares per Eligible RSU. Diamond is making the Offer upon the terms and subject to the conditions described in the Offer to Exchange. The information set forth in the Offer to Exchange under the section entitled Summary Term Sheet and under Section 1, Number of Eligible RSUs; Expiration Date, is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 7, Price Range of Our Shares, is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The filing person is the subject company, Diamond Management & Technology Consultants, Inc. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible RSUs, is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange under the sections entitled: Summary Term Sheet; Section 1, Number of Eligible RSUs; Section 2, Background and Purpose of the Tender Offer; Section 3, Procedures for Tendering Eligible RSUs; Section 4, Withdrawal Rights; Change in Election; Section 5, Acceptance of Eligible RSUs for Exchange and Cancellation; Issuance of Shares; Section 6, Certain Conditions of the Tender Offer; Section 7, Price Range of our Shares; Section 13, Material U.S. Federal Income Tax Consequences; and Section 14, Extension of Tender Offer; Termination; Amendment, is incorporated herein by reference.

(b) Purchases. The employee members of Diamond’s Board of Directors and its executive officers intend to participate in the Offer. The information set forth in the Offer to Exchange under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible RSUs, is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under the section entitled Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible RSUs, is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Exchange under Section 2, Background and Purpose of the Tender Offer, is incorporated herein by reference.

(b) Use of Securities Acquired. Eligible RSUs acquired pursuant to the tender offer will be cancelled. If an employee elects to satisfy his or her tax withholding obligations related to the shares to be received in the tender offer by having shares withheld rather than paying cash, then shares with a value equal to such obligations will not be issued and will be retained by the Company. The Company will fund the tax withholding obligations from its available cash resources. The information set forth in the Offer to Exchange under Section 2, Background and Purpose of the Tender Offer, is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible RSUs, is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Exchange under Section 9, Source and Amount of Funds; Terms of Issued Shares, is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Section 6, Certain Conditions of the Tender Offer, is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible RSUs, is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible RSUs, is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Offer to Exchange under the section entitled Section 15, Fees and Expenses, is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in Item 8, Financial Statements and Supplementary Data, of Diamond’s Annual Report on Form 10-K for its fiscal year ended March 31, 2008, filed with the Securities and Exchange Commission on June 10, 2008, is incorporated herein by reference. The information set forth in Item 1, Financial Statements, of Diamond’s Quarterly Reports on Form 10-Q for its fiscal quarters ended June 30, 2008, September 30, 2008 and December 31, 2008 filed with the Securities and Exchange Commission on August 7, 2008, November 6, 2008 and February 5, 2009, respectively, is incorporated herein by reference. The information set forth in the Offer to Exchange in Section 10, Certain Information About Us, and Section 16, Additional Information, is incorporated herein by reference. Diamond’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can be accessed electronically in the Investor Relations section of Diamond’s web site at www.diamondconsultants.com.

(b) Pro Forma Financial Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Exchange under Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible RSUs, is incorporated herein by reference.

(2) The information set forth in the Offer to Exchange under Section 12, Certain Legal Matters; Regulatory and Foreign Approvals, is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Restricted Stock Units for Common Stock dated February 5, 2009.

(a)(1)(B)	Form of Election Form.

(a)(1)(C)	Form of Notice of Withdrawal Form.

(a)(1)(D)	Form of Confirmation of Receipt of Election Form.

(a)(1)(E)	Form of Confirmation of Receipt of Notice of Withdrawal Form.

(a)(1)(F)	Form of Employee Announcement summarizing the Offer and directing employees to further information.

(a)(1)(G)	Form of Equity Programs Message to all Diamond employees.

(a)(1)(H)	Form of Reminder of Expiration Date.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	Amended and Restated 1998 Equity Incentive Plan (filed as Exhibit 10.2 to Diamond’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (File No. 000-22125) and incorporated herein by reference).

(d)(2)	Form of Notices of Grant and Restricted Stock Unit Agreement (filed as Exhibit 10.4 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2007 (File No. 000-22125) and incorporated herein by reference).

(d)(3)	Form of Notices of Grant and Stock Appreciation Rights Agreement (filed as Exhibit 10.5 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2005 (File No. 000-22125) and incorporated herein by reference).

(d)(4)	2000 Stock Option Plan (filed as Exhibit 10.7 to Diamond’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 (File No. 000-22125) and incorporated herein by reference).

(d)(5)	Form of Notices of Grant and Restricted Stock Unit Agreement under the 2000 Stock Option Plan (filed as Exhibit 10.8 to Diamond’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 (File No. 000-22125) and incorporated herein by reference).

(d)(6)	Partners’ Operating Agreement dated as of April 1, 2007 (filed as Exhibit 10.3 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2007 (File No. 000-22125) and incorporated herein by reference).

(d)(7)	Summary of Outside Director Board Compensation (disclosed in Item 5 of Diamond’s Quarterly Report on Form 10-Q filed November 6, 2008 (File No. 000-22125) and incorporated herein by reference).

(d)(8)	Employee Stock Purchase Plan (filed as Exhibit 10.9 to Diamond’s Quarterly Report on Form 10-Q filed November 6, 2008 (File No. 000-22125) and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2009

DIAMOND MANAGEMENT & TECHNOLOGY CONSULTANTS, INC.

By:	/s/ KARL E. BUPP
	Name:	Karl E. Bupp
	Title:	Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Restricted Stock Units for Common Stock dated February 5, 2009.

(a)(1)(B)	Form of Election Form.

(a)(1)(C)	Form of Notice of Withdrawal Form.

(a)(1)(D)	Form of Confirmation of Receipt of Election Form.

(a)(1)(E)	Form of Confirmation of Receipt of Notice of Withdrawal Form.

(a)(1)(F)	Form of Employee Announcement summarizing the Offer and directing employees to further information.

(a)(1)(G)	Form of Equity Programs Message to all Diamond employees.

(a)(1)(H)	Form of Reminder of Expiration Date.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	Amended and Restated 1998 Equity Incentive Plan (filed as Exhibit 10.2 to Diamond’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (File No. 000-22125) and incorporated herein by reference).

(d)(2)	Form of Notices of Grant and Restricted Stock Unit Agreement (filed as Exhibit 10.4 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2007 (File No. 000-22125) and incorporated herein by reference).

(d)(3)	Form of Notices of Grant and Stock Appreciation Rights Agreement (filed as Exhibit 10.5 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2005 (File No. 000-22125) and incorporated herein by reference).

(d)(4)	2000 Stock Option Plan (filed as Exhibit 10.7 to Diamond’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 (File No. 000-22125) and incorporated herein by reference).

(d)(5)	Form of Notices of Grant and Restricted Stock Unit Agreement under the 2000 Stock Option Plan (filed as Exhibit 10.8 to Diamond’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 (File No. 000-22125) and incorporated herein by reference).

(d)(6)	Partners’ Operating Agreement dated as of April 1, 2007 (filed as Exhibit 10.3 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2007 (File No. 000-22125) and incorporated herein by reference).

(d)(7)	Summary of Outside Director Board Compensation (disclosed in Item 5 of Diamond’s Quarterly Report on Form 10-Q filed November 6, 2008 (File No. 000-22125) and incorporated herein by reference).

(d)(8)	Employee Stock Purchase Plan (filed as Exhibit 10.9 to Diamond’s Quarterly Report on Form 10-Q filed November 6, 2008 (File No. 000-22125) and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.